RULE 135(c) NOTICE
FOR RIGHTS OFFERING

AXA Capital Increase

June 14, 2006 - AXA announced today the launch of a capital increase in the amount of approximately €4.1 billion through the issuance of preferential subscription rights for a minimum of 208,228,253 new ordinary shares.

The capital increase will be carried out through the issuance of such rights, free of charge, to holders of AXA’s ordinary shares of record as of the close of trading on Euronext Paris on June 16, 2006, at a rate of one right per share held. Nine rights will entitle their holder to subscribe for one new share at the price of €19.80 euros per share. The rights will be issued and detached from the shares, and the subscription period will start, on June 19, 2006, and will end on June 30, 2006. Rights remaining unexercised at the end of the subscription period will expire.

The rights and the new shares have not been and will not be registered under the applicable securities laws of the United States, or any other jurisdiction outside of France. Accordingly, holders of rights in the United States will not be able to exercise or sell rights and holders located elsewhere outside of France will be able to exercise or sell rights only in limited circumstances. For holders of AXA’s American Depositary Shares, rights attributed in respect of deposited shares are expected to be sold on their behalf on Euronext Paris before they lapse.

This announcement does not constitute an offer to sell, or a solicitation of offers to purchase or subscribe for, securities in the United States. The securities referred to herein have not been, and will not be, registered under the Securities Act of 1933, as amended, and may not be offered, exercised or sold in the United States absent registration or an applicable exemption from registration requirements. This notice is issued pursuant to Rule 135(c) of the Securities Act of 1933, as amended.